

February 25, 2022

Elizabeth Gonzalez-Sussman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> **Re: Kohl's Corporation**
> **PREC14A filed by Macellum Badger Fund, LP et al.**
> **Filed February 18, 2022**
> **File No. 001-11084**

Dear Ms. Gonzalez-Sussman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PREC14A filed February 18, 2022

Cover Page

1. On page 1, please revise the second item in the list of proposals so as to avoid the impression that you are seeking authority to approve the compensation of the Company's named executive officers, rather than to vote against it.

Letter to Shareholders, page i

2. We note the following statement: "Macellum *believes* the terms of fourteen directors currently serving on the Board expire at the 2022 Annual Meeting" (emphasis added). The same sentence appears on page 2. Please explain why this statement is not presented as fact, or revise.

3. Please explain why the 4.998% ownership figure is being rounded down to 4.9% rather than up to 5.0%. Alternatively, revise the disclosure so as to present the ownership percentage in a more straightforward manner.

Reasons for the Solicitation, page 13

4.   We note the various references to "Macellum Estimates" in the footnotes to the charts in this section. Please disclose the underlying data and calculations that support such estimates.

Proposal No. 3, page 30

5.   Please correct the title of the proposal so that it refers correctly to "the Company's" accounting firm.

6.   Please correct here and elsewhere the mistaken end date of the Company's fiscal year. Please also ensure more broadly that references in your proxy statement align with the latest disclosure in any proxy statement filed by the Company.

   We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please direct any questions to David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions